SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Av. Presidente Vargas, 409 – 13th floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641

CERTIFICATE

EXTRACT OF MINUTES OF THE SEVENTY-NINETEENTH FOURTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ No. 00001180/0001-26

It is hereby certified, for the due purposes, that on the twenty-ninth day of January of the year two thousand and eighteen, at 9:00 a.m., the Board of Directors of Eletroas met at the Company's Central Office at Av. Presidente Vargas, 409, Downtown, Rio de Janeiro - RJ. The Chairman of the Board of Directors was the Board Member JOSÉ GUIMARÃES MONFORTE, and the Board Members WILSON FERREIRA JR., ESTEVES PEDRO COLNAGO JUNIOR, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA and ARIOSTO ANTUNES CULAU. The Board member VICENTE FALCONI CAMPOS was absent for justified reasons. Decision: DEL-005/2018. Approval of Policy for Transactions with Related Parties of Eletrobras Companies. RES-029, dated 01.15.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing the Board of Executive Officers' decision, and based on the documents below, RESOLVED to:  ➢ Report to the Executive Board No. PR-013, dated 01.26.2018; ➢ Executive Summary No. PRE-002, dated 01.15.2018; 1. approve the adoption of the Policy for Transactions with Related Parties of Eletrobras Companies, for further dissemination among all companies of Eletrobras System; 2. determine that the Corporate Governance - PREC and the General Office of the Presidency (PRGS) and the Governance Office of the Board of Directors (CAAS), each within its scope of action, organize and adopt the necessary measures to comply with this Decision. DEL-006/2017. Review of the Policy for Nominations at the Holding and the Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies. RES-027, dated 01.15.2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing the Board of Executive Officers' decision, and based on the documents below, RESOLVED to:  ➢ Report to the Executive Board No. PR-014, dated 01.15.2018; ➢ Executive Summary No. PRE-001, dated 01.15.2018; 1. approve the review of the Policy for Nominations at the Holding and subsidiaries, affiliates, foundations and associations of Eletrobras companies; 2. determine that the Corporate Governance - PREC, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS, each within its scope of action, organize and adopt the necessary measures to comply with this Decision. DEL-008/2018. Information Security Policy - 1st version. RES-833, dated 12/26/2017. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing the Board of Executive Officers' decision, and based on the documents below, RESOLVED to:  ➢ Report to the Executive Board No. DC-021, dated 12.21.2017; ➢ Executive Summary No. DC-001, dated 01/29/2018; 1. approve the Information Security Policy - 1st version; 2. revoke POL 14 - Information Security Policy in TIC; 3. revoke all provisions to the contrary; 4. determine that the Compliance Board - DC, the Information Technology and Telecommunications Superintendence - DJT, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS, each within its scope of action, adopt the measures necessary to comply with this Decision. Decision: DEL-020/2018. Election of members to the Audit and Risks Committee and amendment of its Policy. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its regimental attributions, and based on the Rapporteur´ statement, RESOLVED to: 1. approve the election of the Board Member JOSÉ GUIMARÃES MONFORTE to the Audit and Risk Committee´s member of Eletrobras, replacing the Board Member ESTEVES PEDRO COLNAGO JUNIOR, beginning his management term on January 29, 2018. 2. ratify the composition of the Audit and Risk Committee, as follows: ➢ JOSÉ PAIS RANGEL - Coordinator and Member; ➢ ARIOSTO ANTUNES CULAU - Member; ➢ JOSÉ GUIMARÃES MONFORTE - Member; 3. approve the amendment to item 2.1 of the By-laws of the Audit and Risk Committee, which shall become effective with the following wording: “2.1. The

CAAS Av. Presidente Vargas, 409 – 13th floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641

Committee shall be composed of at least 3 (three) and at most 5 (five) members ("Members"), chosen from among the members of the Board of Directors of Eletrobras ("Board Members"), pursuant to the Policy for Nominations of Eletrobras Companies. The Board of Directors shall elect the Coordinator of the Committee from among its independent members. In case of absence or impediment of the Committee´s Coordinator, this shall appoint their deputy among the other Members"; 4. determine that the General Office of the Presidency - PRGS, the Governance office of the Board of Directors - CAAS, the Superintendence of Investors Relations - DFR and the Superintendency of Strategy, Business Management and Sustainability - PRE, each within its scope of action, adopt the measures necessary to comply with this Resolution. This extract is certified and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors of Eletrobras, who drafted it.

Rio de Janeiro, January 29, 2018.

BRUNO KLAPPER LOPES
Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.